

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Yusheng Han
Chief Executive Officer
Burning Rock Biotech Ltd
No. 5 Xingdao Ring Road North
International Bio Island
Guangzhou, 510005 The People's Republic of China

> **Re: Burning Rock Biotech Ltd**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed August 16, 2022**
> **File No. 333-264577**

Dear Mr. Han:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-3 filed August 16, 2022

Cover page

1. We note the following disclosure: "Nevertheless, cash transfers have been made to date between Burning Rock Biotech Limited, our subsidiaries and the VIEs." Please revise here and throughout the registration statement to make clear that such transfers have been made in one direction only and in the direction to the VIE.

About this Prospectus, page 1

2. With regard to the definition of China or the PRC, please revise to clarify that legal and operational risks associated with operating in China also apply to your operations in Hong Kong.

<u>Risks Relating to Doing Business in the PRC</u>
<u>If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors...., page 15</u>

3.   Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

<u>Risks Relating to Hong Kong, page 28</u>

4.   Please revise your discussion of the principle of "one country, two systems" to clarify that China could determine to treat any cash located in Hong Kong as subject to the same distribution rules as Mainland China and therefore subject to the same risks.

<u>General</u>

5.   Please ensure that you reflect revisions made in response to comments on your registration statement in future Exchange Act reports.

    Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shuang Zhao, Esq.